

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Kos Ramirez Maximiliano
Chief Executive Officer
MARKY CORP.
San Sebastian 309, Martinica León,
Guanajuato, Mexico

> **Re: MARKY CORP.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 13, 2023**
> **File No. 333-271350**

Dear Kos Ramirez Maximiliano:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2023 letter.

Amendment No. 2 to the Registration Statement on Form S-1

Item 16. Exhibits
Exhibit No. 23.1 Consent of Auditor, page 72

1.   Please include an updated consent from your Independent Registered Public Accounting Firm (Bolko & Company) referencing the most recent amendment number.

General

2.   We note your response to our prior comment 10 and your statement that you believe you are not a shell company. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. The creation of a website does not a constitute a significant step toward

commencing your stated business plan. Please disclose on the cover page and in the description of business section that you are a shell company and revise your risk factor to highlight the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, (202 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology